EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2003	2004	2005	2006	2007
EARNINGS
Income Before Income Taxes	$308,003	$238,226	$202,021	$282,865	$195,613
Fixed Charges (as below)	123,721	110,735	118,365	151,874	178,067
Total Earnings	$431,724	$348,961	$320,386	$434,739	$373,680

FIXED CHARGES
Interest Expense	$115,202	$99,135	$106,301	$129,106	$165,405
Credit for Allowance for Borrowed Funds Used During Construction	5,319	8,100	8,764	17,668	6,962
Estimated Interest Element in Lease Rentals	3,200	3,500	3,300	5,100	5,700
Total Fixed Charges	$123,721	$110,735	$118,365	$151,874	$178,067

Ratio of Earnings to Fixed Charges	3.48	3.15	2.70	2.86	2.09